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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATCHDOG CAPITAL, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6445 SHILOH ROAD, SUITE D6

(No. and Street)

ALPHARETTA	GA	30005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter   (813) 442-1645

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company

(Name – if individual, state last, first, middle name)

508 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kyle Weeks _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

WATCHDOG CAPITAL, LLC _____, as

of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

CEO/President
_____
Title

Kendra Templeton
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WATCHDOG CAPITAL, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2017

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm 2

Financial Statements

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Member's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7-9

Supplemental Schedules

Schedule I – Computation of Net Capital under Rule 15c3-1 of the
  Securities and Exchange Commission 10

Schedule II – Computation for Determination of Reserve Requirement for
  Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and
  Exchange Act of 1934 11

Schedule III – Information Relating to the Possession or Control
  Requirements under the Securities and Exchange Commission
  Rule 15c3-3 12

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Watchdog Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Watchdog Capital, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Watchdog Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Watchdog Capital, LLC's management. Our responsibility is to express an opinion on Watchdog Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Watchdog Capital, LLCS in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Watchdog Capital, LLC's financial statements. The supplemental information is the responsibility of Watchdog Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as Watchdog Capital, LLC's auditor since 2017.

Olathe, Kansas

February 19, 2018

ASSETS
Current assets:

Cash	$	41,113
Total current assets		41,113

Other assets:

Accounts Receivable	443
Prepaid expenses & Deposits	20,691
Total other assets	21,134

	$	62,247

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:

Accounts payable and accrued expenses	$	5,637
Total current liabilities		5,637

Member's equity	56,610

	$	62,247

See notes to financial statements.

WATCHDOG CAPITAL, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUES:

Private Placements	$	1,283,389
Rep Fees		26,623
Total revenues		1,310,012

EXPENSES:

Commission expense	1,173,498
Technology	1,930
Insurance	16,535
Regulatory fees and expenses	13,344
Occupancy costs and office expenses	1,500
Office Expense	31
Professional fees	35,355
Other operating expenses	153
Total expenses	1,242,346

NET INCOME	$	67,666

See notes to financial statements.

WATCHDOG CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2017

	Contributed Capital	Distributed Capital	Retained Earnings (Accumulated Deficit)	Total Member's Equity
Balances, January 1, 2017	$ 56,050	$ -	$ (11,056)	$ 44,994
Distributed capital	-	(56,050)	-	(56,050)
Net income (loss)	-	-	67,666	67,666
Balances, December 31, 2017	$ 56,050	(56,050)	$ 56,610	$ 56,610

See notes to financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	67,666
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		112
Prepaid expenses and deposits		(8,097)
Accounts payable and accrued expenses		(569)
Net cash provided by operating activities		59,112
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital distributions		(56,050)
Net cash used by financing activities		(56,050)
NET CHANGE IN CASH		3,062
CASH, beginning of year		38,051
CASH, end of year	$	41,113

See notes to financial statements.

6

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

Nature of Operations

Watchdog Capital, LLC ("WDC" or "the Company"), a Georgia limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). WDC primarily operates as a broker-dealer offering investment banking services. WDC does not hold cash or securities for its customers.

The Company is a wholly-owned subsidiary of Weeks Capital, LLC (the "Parent Company") which is the sole managing member.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits. As of December 31, 2017, the cash on deposit did not exceed the FDIC insured limit.

Recognition of Revenues

Revenue from consulting and investment banking activities is recognized as performance obligations are satisfied, normally when a result is accomplished which requires the client to pay the Company per the governing contract. Corresponding expenses are recorded when the obligation is incurred.

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are included in the personal income tax returns of the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2014 - 2017.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

Prepaid Expenses

As a member of FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

The Company also has a prepaid insurance asset.

Subsequent Events

The Company has evaluated subsequent events through February 19, 2018, the date the financial statements were issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Note B - Related Party Transactions

The Company has entered into an expense sharing agreement with an affiliate through common ownership for various rent, technology, and professional services expenditures paid by the affiliate commensurate with its operations. The amount payable to the affiliate as of December 31, 2017 for the aforementioned expenses, and included in accounts payable and accrued expenses on the statement of financial condition, was $1,346. The overall expenses recorded for the year are detailed as follows:

Rent & Utilities	$ 1,500
Software	1,063
Office Expenses	684
Professional Services	28,660
	$ 31,907

During the year, the Company made a $56,050 distribution to its sole member (Weeks Capital, LLC).

Note C - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2017, the Company had Net Capital of $35,475 which was $30,475 in excess of its required Net Capital of $5,000. The Company's ratio of aggregate indebtedness to Net Capital was 15.89% at December 31, 2017.

Note C - Net Capital Requirements (Continued)

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Note D - Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

Supplemental Schedules

Watchdog Capital, LLC

Schedule I - Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

COMPUTATION OF NET CAPITAL

Total member's equity	$	56,609
Deductions:		
Non-allowable assets:		
Other assets		21,134
Net capital before haircuts		35,475
Haircuts:		
Total haircuts		-
NET CAPITAL	$	35,475

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		5,637
Total aggregate indebtedness	$	5,637

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	30,475
Ratio of aggregate indebtedness to net capital		15.89%

There were no material differences between the preceding computation and the Company's corresponding net capital as reported in the Company's Part IIA (unaudited) Form X-17A-5 FOCUS report as of December 31, 2017.

Watchdog Capital, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

Watchdog Capital, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

WATCHDOG CAPITAL, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2017

Watchdog Capital, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2017 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

Date: 2/15/18

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Watchdog Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2017, in which (1) Watchdog Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Watchdog Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Watchdog Capital, LLC stated that Watchdog Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Watchdog Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Watchdog Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Olathe, Kansas

February 19, 2018